31 July 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 105,800 RELX PLC ordinary shares at a price of 1112.1469p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,549,135 ordinary shares in treasury, and has 1,120,931,086 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 15,850,800 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 94,200 RELX NV ordinary shares at a price of €15.0789 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 49,931,694 ordinary shares in treasury, and has 997,443,990 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 8,633,150 shares.